Exhibit 99.1

Dear Shareholders,

Last year was a year of substantial accomplishments for Medigus, as we achieved a number of milestones along our journey from clinical to a commercial stage company. Today, our flagship device, the Medigus Ultrasonic Surgical Endostapler or the MUSE™ system, is well-positioned to become a leading technology in minimally-invasive procedures for the long-term treatment of Gastroesophageal Reflux Disease (GERD), more commonly referred to as acid reflux.

GERD can affect up to 60% of Americans each year and manifest a host of symptoms, including heartburn, regurgitation and upset stomach. Many people find temporary symptom relief through the use of acid-reducing medications called PPIs (Proton Pump Inhibitors).  PPIs, however, do not treat GERD at its source, providing opportunity for the condition to progress to Barrett’s esophagus, a pre-cancerous condition of the esophagus caused by prolonged exposure to stomach acids.

Until recently, the leading long-term solution for GERD has been invasive laparoscopic surgery. Now, the MUSE system allows for a similar clinical benefit through a minimally invasive procedure!

Some key highlights from 2015 include: the establishment of a new CPT® code for transoral fundoplication (the procedure performed with the MUSE™ system), the start of trading on Nasdaq, expansion of our executive team in the U.S. as well as in Israel and significant growth in the number of procedures completed with the MUSE system.

Driving Clinical Value and Adoption of MUSE

In 2015, we made major progress in elevating MUSE into the mainstream of care as evidenced by:

•	Ten live procedures performed featuring MUSE at leading medical conferences in the U.S. and Europe.
•	Training of more than 50 leading surgeons and gastroenterologists on MUSE.
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At least 20 of the world’s top healthcare institutions using the MUSE procedure including St. Vincent’s and Baptist Medical Center in Jacksonville, FL, Mayo Clinic, Memorial Hermann-Texas Medical Center (U.S.), San Raffaelle Hospital (Italy), Gemelli University Hospital (Italy) and University Medical Center Hamburg-Eppendorf (Germany).

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The establishment of payment values for transoral fundoplication which took effect on January 1st 2016. The American Medical Association (AMA) created a new Category I Current Procedural Terminology (CPT®) code, 43210, to allow physicians and outpatient hospital facilities to report to payers procedures performed with the MUSE system. The Centers for Medicare and Medicaid Services (CMS) published the 2016 Physician Fee Schedule in November, which announced reimbursement values to physicians as $445.34 and to outpatient hospitals as $3,613.57 under the new CPT code.

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A growing body of clinical evidence. Results from our multi-center prospective study, “Endoscopic anterior fundoplication with the Medigus Ultrasonic Surgical Endostapler (MUSE™) for gastroesophageal reflux disease: 6-month results from a multi-center prospective trial” were published in Surgical Endoscopy, the official journal of the Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) and European Association for Endoscopic Surgery (EAES).

Progress on the Operational Front to Build Shareholder Value

In August, we took the important step of improving our access to capital in the world’s largest market for healthcare stocks when our American Depositary Receipts (ADRs) started trading on the Nasdaq Capital Market under the ticker symbol “MDGS.”

On the leadership front, industry veteran Gilad Mamlok joined Medigus as Chief Financial Officer. In the U.S., Jeremy Starkweather joined us as VP of U.S. Sales and Marketing and established a new U.S.-based salesforce. We also hired four regional sales managers to further advance the commercialization of MUSE in the U.S.

We believe that the progress we’ve made in 2015 positions us well for a successful 2016 and beyond. This year promises to be the most exciting one yet in our company’s history. In addition to continuing to build commercial traction with the MUSE system, we have begun development of our second product, a new endoscopic therapeutic tool for those with certain GI cancers.

Our new product will also leverage the integrated capabilities of our proprietary technology — it will feature one of our micro ScoutCam™ miniature cameras and flexible stapling capability to create an innovative new device in the field of endoscopic intervention.

In closing, I would like to thank our employees for their steadfast commitment to bringing our innovative solutions to the patients who suffer from GERD. I would also like to thank you our shareholders for your continued support and confidence.

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Chris Rowland
Chief Executive Officer